Exhibit 99.1

NR 15-09

Gold Reserve reports on latest developments in Luxembourg

SPOKANE, WASHINGTON, June 30, 2015

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) reports on recent developments occurring in Luxembourg in relation to its collection efforts of the US $740 million arbitral award dated September 22, 2014 (the “Award” which includes the award, pre-award interest and costs) rendered against the Bolivarian Republic of Venezuela (“Venezuela”).

On June 25, 2015, the Luxembourg Court of Appeal stayed Venezuela's appeal of the October 28, 2014 order of the Chairman of the Tribunal d’arrondissement de et à Luxembourg granting the exequatur (recognition and execution) of the Award in Luxembourg, on the basis that the Paris Court of Appeal is scheduled to hear Venezuela’s application to annul within a few months.  The exequatur remains in full effect which means that the conservatory seizures obtained by Gold Reserve remain in force and the Company is free to proceed with additional seizures if and when it deems it appropriate.

Luxembourg Proceedings

On October 28, 2014, the Company filed for and was granted the exequatur (recognition and execution) of the Award by the Chairman of the Tribunal d’arrondissement de et à Luxembourg.  As a result, in Luxembourg the Award was declared enforceable in the same manner as if it were a judgment handed down by a court of the Grand Duchy of Luxembourg and allowed the Company to proceed with conservatory actions against Venezuela’s assets in the Grand Duchy of Luxembourg.

On January 12, 2015, Venezuela filed a notice of appeal of this decision in the Cour d’appel de Luxembourg (the “Luxembourg Court of Appeal”), reiterating, for the most part the arguments made before, and dismissed by, the Paris Court of Appeal, to oppose the Company’s petition for exequatur. In addition, Venezuela asked for a stay pending the determination of its application to annul the Award before the Paris Court of Appeal.

With the latest writ of seizure on May 7, 2015, the Company has served writs totaling nearly US $1 billion related to interest payments on Venezuelan sovereign bonds and any other funds owned by Venezuela. So far, the banks have denied holding funds for the account of Venezuela, which appears to contradict the information contained in listing memoranda. As a result, the Company intends to have the issue determined by the appropriate court having jurisdiction in Luxembourg over such matters.

The Company remains firmly committed to the enforcement and collection of the Award, including interest and costs, in full, and will continue to vigorously pursue all available remedies. The Award including post-Award interest, now amounting to approximately US $755 million, continues to accrue interest at the rate of Libor plus 2% per annum.

Gold Reserve’s President Doug Belanger stated, “Our ability to cause writs of seizure over Venezuela’s assets in Luxembourg remains intact while we are on course to have Venezuela’s application to annul the award heard by the Paris Court of Appeal, on November 3, 2015 as scheduled. While we continue to have discussions with senior officials of the Venezuelan Government, we intend to pursue our collection efforts in Luxembourg including challenging the declarations of the banks that have been served, so far, with the writs of seizure.”

Grant of Stock Options

The Company also announced the annual granting of stock options to each of the five independent directors totaling 215,000 stock options.  The options are exercisable at US $3.91, have a grant date of June 29, 2015 with a 10-year term, and have been issued under the Company’s existing 2012 Equity Incentive Plan.

Information regarding the Company can be found in its regulatory filings and by going to the following websites: www.goldreserveinc.com, www.sec.gov and www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” or “forward-looking information” as such terms are defined under applicable U.S. and Canadian securities laws (collectively referred to herein as “forward-looking statements”) with respect to the ICSID Arbitral Award related to the wrongful actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1).  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies such as, among other things, the Company’s ability to collect such Arbitral Award.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include the timing of and amount of collection of the Award, if at all.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable U.S. or Canadian securities laws.

Gold Reserve Inc.

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

 “Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”